Filed by BRELF IV, LLC.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Trinity Merger Corp.
Commission File No.: 001-38488

Recorded remarks of Jeff Pyatt and Steve Haggerty to the Broadmark Realty Capital Investor Presentation, dated October 2019, posted on www.netroadshow.com on October 8, 2019. The Investor Presentation was previously filed as Exhibit 99.1 to a Form 8-K filed with the U.S. Securities and Exchange Commission by Trinity Merger Corp. on September 30, 2019.

Operator:
Greetings everyone.  The call is to present Broadmark Realty Capital, which is being formed by the merger of the Broadmark group of lending companies, established specialty mortgage lenders, and Trinity Merger Corp., a special purpose acquisition company or SPAC.

With me on the call is Jeff Pyatt the CEO of Broadmark and Steve Haggerty, from the Trinity side. Before I turn the discussion over to them, I would like to point out that today’s discussion will include forward-looking statements, which are subject to risks and uncertainties which could cause future results to differ from those we discuss today.  Please see slide 3 of the investor presentation which provides additional information regarding these risks and uncertainties.

And with that, I’m going to hand it to Steve Haggerty.

Steve Haggerty (Trinity):
Good morning everyone. Thanks for being here and calling in. I’m Steve Haggerty and I’m with Trinity Investments, which is affiliated with the sponsor of the SPAC vehicle here. I’m going to set the table for a discussion about Broadmark, Jeff’s business, by just giving some background on our transaction structure, how we got where we are and what the next steps are as part of the transaction. I’ll also tell you a little bit about why we’re excited about the transaction, and Jeff will take us through Broadmark’s business.

Very quickly, Trinity Merger Corp. is a SPAC that went public in 2018 with a $345 million IPO and that has approximately $359 million of cash sitting in its trust. The SPAC has supplemented that for this transaction with a $75 million PIPE commitment from Farallon Capital. The cash will be used as part of the merger with the Broadmark businesses. Broadmark is a manager of specialty mortgage REITs and as part of this transaction the management platform will be internalized with the lending companies. When the dust settles we’ll have a publicly-traded, internally managed commercial mortgage REIT. Broadmark’s core business is making short duration, high yielding, real estate backed loans, backed by first lien positions, and personal guarantees from its borrowers.

I’m on slide six of the presentation. There’s a lot of detail about the transaction, just to hit a couple of the high points. We’re going to be about a billion and a half dollar market cap enterprise – assuming for this calculation that no Trinity shareholders elect to redeem their shares. There’s no leverage, no third party debt; so very straightforward balance sheet. This is a business that is expected to produce a high dividend yield.  Following the completion of the transaction as contemplated, we currently expect to pay initial annual dividends between $1.15 and $1.20 a share, subject to board approval, which is somewhere between an 11 and 11.5% yield on our estimated reference price, $10.45 a share.

I referenced already that the SPAC capital is being supplemented by a PIPE investment from Farallon Capital. The proceeds will be used to acquire the management platform, which will be done in part for cash and in part for equity, and will merge with all of the Broadmark lending companies. Our expected timeline is a fourth quarter 2019 close. We have a number of conditions that need to be satisfied in our merger agreement. There’s really three we want to highlight for you here.

First there needs to be a minimum of $800 million of Broadmark member capital rolling into this transaction. Based on actual redemptions through the last available redemption date of September 30, we expect that that condition will be satisfied. There’s over $900 million of Broadmark capital that is currently expected to be part of the transaction. That’s condition one.

Condition two is that we need to amend the terms of Trinity’s warrants to remove an anti-dilution protection mechanism that wouldn’t work with the high yielding REIT, such as we’re creating here. We have included in our preliminary joint proxy statement/prospectus a proposal to our public warrant holders to amend the public warrants.  In summary, our warrant amendment proposal is in exchange for agreeing to modify the anti-dilution provision and reducing the number of shares into which the public warrants are exercisable from one share to one-quarter, with a corresponding adjustment in exercise price, each public warrant holder will receive cash consideration of $1.60 per warrant.  The private warrants held by our sponsor will only be amended to remove the anti-dilution provision, and the sponsor will not receive the cash payment of $1.60 per warrant.  As a result of the warrant amendment, we will effectively be reducing the number of shares issuable under the existing public warrants by 75% - or by approximately 67% with respect to all outstanding Trinity warrants.  Getting that amendment done is a condition to this deal.

So first, sufficient Broadmark member capital. Second, a warrant amendment, and third, when the dust settles on our transaction, Broadmark Realty has to have at least $100 million in net cash proceeds from the SPAC and the PIPE transaction on the balance sheet at closing. And really what that means is we need roughly two-thirds of Trinity’s shareholders to elect into the deal rather than redeem for cash. On the Broadmark side, we will need a majority of members in each lending company to vote in favor of the transaction.  Those are the key conditions to the transaction. Once we have an effective S-4, we will mail the S-4 joint proxy statement/prospectus out to the Trinity shareholders and warrant holders as well as to Broadmark’s members.  The vote would be scheduled to take place a few weeks later, and we hope to close this transaction during the fourth quarter.

In terms of the go-forward management of the business, and you’re going to start hearing Jeff’s voice soon, Trinity will have a continuing role with two seats on the board, out of a board of seven. Broadmark’s management will continue as the management of the business. Jeff Pyatt and his partner and cofounder Joe Schocken will also sit on the board, and then we’ll have three other board seats with other independents.

Going to slide eight very quickly, for an overview on Broadmark Realty Capital. We’re going to go into a lot of detail as to why we’re excited about this underlying business, why we think it’s extraordinarily attractive. But there are three things that I just want people to focus on. The first is that this is a business that without the use of leverage, pays a very large dividend. This is the key thing because in the mortgage REIT space we’re not aware of any peer that doesn’t use leverage, and in a number of cases they use significant leverage.  As I discussed earlier, following the closing of the transaction, subject to board approval, we currently expect to pay dividends of $1.15 to $1.20 representing an initial yield of 11 to 11.5% on an annualized basis based on our estimated reference price of $10.45 a share.  By comparison, our peers are currently trading in the 8 to 9% dividend yield range on average, as of the end of September, and thus we think this is a compelling opportunity.

So the first thing is this is a high yielding business. Second we’re structuring this as an internally managed mortgage REIT. I think it’s important for two reasons. First, very good alignment between the management and the shareholders. There is no growth for growth’s sake as in an externally managed structure, where the external manager may be more focused on driving their AUM than on driving shareholder returns or dividends. The second piece besides alignment is, and this is key and unique to our structure we think, Broadmark has had a nine year history of raising and managing private capital for real estate lending. Going forward, starting in the first quarter of 2020, we expect to re-launch the private strategy through the formation of a private REIT which will co-invest in loans alongside the public REIT. The shareholders of our business are going to own the management fee stream from any private capital raised. This is a unique way for us to derive per-share cash flow and dividend growth that you wouldn’t see in another structure, in an externally managed structure.

So the third theme which is important to understand why we like this business so much is this has been a capital constrained business. The opportunities to deploy capital in high yielding loans have outpaced Broadmark’s historical ability to raise capital and finance it. This transaction provides both permanent capital and growth capital for the business.

If you go to slide nine, investment highlights. This is really just a road map for the rest of our presentation. And what you’re going to see is that this is a business with a proven track record and a long history of delivering dividends to its members. And that’s really a result of three things. A conservative approach to underwriting combined with a 100% equity capital structure, providing the Company with significant operating and financing flexibility. Second, Broadmark has really compelling relationships with its limited partners, but also and as importantly, with its borrowers. And we’ll go into why borrowers choose to borrow money from Broadmark, which is expensive paper for them. But Broadmark has developed powerful relationships with its borrowers. Approximately two-thirds of its businesses are repeat borrowers and we’ll hear more about that. And the last piece is we’ve got a management team here that’s experienced, well aligned with shareholders, and very passionate about their business. So with that, I’ll turn it over to Jeff Pyatt.

Jeff Pyatt (Broadmark):
Thanks Steve. Slide 10 talks a little bit about our track record. Before we get into that exactly, I’d like you to keep something in mind as we’re going through this. And that is that we are an operating business. We are in the construction and development finance business. Joe Schocken and I founded this company in August of 2010. Coming out of the great recession we saw an opportunity. Broadmark Capital was in the investment banking business, and had the ability to raise money. I’d been in the lending business and the two of us saw an opportunity.

What the great recession informed us about were some underwriting or some structural criteria; the first being no debt. As Steve mentioned we have historically felt it was important that we had no leverage, so that we could ensure that we could fund deals that we committed to. We also took a very conservative approach to underwriting.  For example, a 65% loan to value ratio is our maximum. We always require a personal guarantee. And I think of this as a business that went out and sought funding. And I would ask you to juxtapose that against some others – if you’re trying to compare to other mortgage groups, we’re different. We were a business looking for money as opposed to a fund that had a big pile of cash that was then looking for a business to use that cash on.

You see on the upper right corner there, that we had nice rapid growth. This is strictly from our first lending company, which is the blue, which is our Northwest Region when we consolidate this into one single company, and lending company two, which is the Mountain West, Colorado, Utah and Texas. Along with that, though, you’ll see the horizontal lines that show we’ve had that nice steady distributions in the 10 to 11% range on an annualized basis.  Consistent with past practice, going forward our plan will be to distribute substantially all of our income to our shareholders.

Slide 11 goes into our distributions in a little bit more. You see the dots across the charts that show our consistent monthly returns. We’ve had a couple of outliers but we have been able to maintain those returns, excluding the manager, while having nice rapid growth.

Slide 12, we’re an asset based lender. Banks are cash flow lenders, we are collateral lenders, and that is a big differentiator. We have had about 500 borrowers, approximately two-thirds of whom are repeat borrowers, that’s a nice number to have. And we don’t buy business. Our borrowers actually pay a fair price, let’s leave it at that. But we add value by doing good servicing, good underwriting, and then taking good care of our borrowers. We get draws out quickly, we get loan commitments quickly, and then we fund quickly.

Slide 13 I think we can just kind of go past. A lot of that has been covered. Slide 14 talks about the states that we’re in. And we’re in 14 states and the District of Columbia. Of the top 10 states with the largest population gain over the period indicated, the only one that we are not in growth-wise is Arizona. We looked at Arizona, didn’t like the pricing, didn’t like the structure of loans. Our competitors were offering non-recourse loans to borrowers. And so we choose states that have nice rapid growth and that accommodate our business.

On slide 15, an important part is that we choose states that have non-judicial foreclosure laws. From an underwriting standpoint, we assume that every loan that we write is going to go bad, and that we’re going to wind up owning that property. If we think there is a risk that that this will actually happen, we won’t write the loan. But we have to assume that we are going to own that asset, and have to dispose of it. And so if we do, we need to get the project finished or do whatever has to happen; so that we can sell it and do so in a rapid fashion. The non-judicial states allow for that, which is important.

Slide 16 talks about who we are. Joe Schocken and I are co-founders. Adam Fountain and Joanne Van Sickle have been with us since the beginning, they are both partners now. The four people I’d ask you to focus on are Bryan Graf, Tom Gunnison, Jordan Siao and Brian Dubin at the bottom. They are our partners managing each of those regions. And they will become executive vice presidents of those regions. We don’t go around the country looking for loans. We put management in place with P & L responsibility in a region and then we build it around them. And that way we know when we go into a market or a submarket that we have good knowledge. We know that a couple of blocks one direction or another can make a big difference on a piece of property. And so being able to have someone with local knowledge we have felt is fundamentally important.

We have a compensation plan in place that we expect will maintain the employment of the managers of our different regions following closing.

Jumping ahead for a moment, as slide 18 will show you, most of our business has been in the Northwest, and the Mountain West regions, it’s because we just launched the Southeast and the Mid-Atlantic region. Those are going to be able to continue to grow as we merge into one company. To date, we’ve been capital constrained in those markets.

Slide 17, at the conclusion of this transaction, we expect to have roughly two quarters of post-close cash. Historically we’ve raised money every month. We haven’t been able to do that since we filed our S-4 registration statement with the SEC  And so we’re going to have a pipeline of lending opportunities, as of June 30 the pipeline was $200 million. Based on our assessment of borrower demand, we expect to use that cash up within the first two quarters following closing. Also as Steve said, we will be launching a private REIT that will be managed by the public REIT and complement our lending activities. And so those management fees will be accretive to the public entity. The question that we get asked is how do you avoid cherry picking when you’ve got two different entities? And the answer is that we will participate those loans on a pro rata basis based on available cash between the public entity and the private entity. So if the public entity has $50 million to loan out and the private entity has $30 million, then five-eighths will go to the public entity and three-eighths to the private entity. And that way we can make sure that we are treating both sides fairly.

Slide 18 goes into more of that – the four boxes at the bottom I would ask you to pay close attention to from an opportunity standpoint. You see that lending company one, the Northwest, has $457 million in face amount of loans as of June 30. Lending company two has almost $600 million. Lending company three, which is Georgia, the Carolinas, Tennessee and Florida only has $23 million, it is just starting to get traction. And then the lending company four, which is the Mid-Atlantic Region is really just getting started with $2.5 million. We think there’s still nice potential in both the Mountain West and the Northwest. But the Southeast and the Mid-Atlantic Region we believe have tremendous potential.

Slide 19 may be my favorite slide. We have incurred – just over $400,000 in total losses realized in the nine years that we’ve been in business. That’s over about $2 billion in loans. And we’ve written over 1,000 loans. We have some REO, real estate owned, we have defaults, we will always have defaults, they come and go. We have a good history of solving those defaults and making sure that we minimize capital losses.

Slide 20 talks about what we do. For-sale residential is new construction for single family homes, town homes and condominium projects. And then for-rent residential, which are mainly apartments and some senior housing. And then we have some commercial and some horizontal development. But we are not a fix and flip shop, period. There are other companies that do that. They do it well. It is not what we do. We do some horizontal development. What that really has turned into is helping a builder that needs to do a 50 lot subdivision. We’ll get the 50 construction starts if we help put in the curb, gutter, and sidewalk, get the development finished, and then turn it into lot inventory. We do a little commercial and that’s really just bridge financing. We’re short term lenders. We’re too expensive for permanent financing, but if someone has an opportunity to take a down strip center, or they’ve got a permanent financing but they need to close before that permanent financing kicks in, we’ll help them take it down, reposition that strip center and then work with them to get their permanent financing.

You see on slide 20 that our loan sizes range from $500,000 to $20 million. We are a yield focused company. For example, if a borrower can get a starter home built and sold in six months, we can charge him a lesser fee than another borrower that needs funds for 12 months.  That flexibility allows us keep our yields up and helping borrowers manage their costs. And then one of the things that works well for us is loan extension and it’s a differentiator from some of our competitors. It’s not uncommon in this business when a loan matures for a lender to put it into default, whether it’s a bad loan or not, or really increase the interest rate, spike it up to 17 or 18% and take advantage of vulnerability by the borrower.

We like our 65% repeat borrowers. And so as such, we will say if you can get it built in six months we’ll charge you a lower fee than we would for a 12 month loan. You come back to us at the end of five months and say it’s really going to take another 75 days, and so we’ll do a 90 day extension, charge accordingly, keep our yield, not gouge the borrower. And that helps us maintain those relationships. We are the senior secured lender in all of our loans, first deed of trust, and require a personal guarantee on every loan that we write.

The next two slides talk about why we have been successful. And the first half is how we get a loan in the door and how we underwrite it. And the second slide is how do we get paid back. From an underwriting standpoint, as I said at the outset we are a rules -based organization. If a deal looks great, but it’s a 67% loan to value ratio loan, we can’t write it. If we go get an appraisal and the borrower thinks it’s worth a million dollars and the appraiser thinks it’s worth $900,000, it’s a $900,000 asset. 65% is our maximum. We always get a background check on a borrower. We don’t want to do business with bad guys. We pull credit of course. We do an appraisal as I said. And then one of our people on the ground will go see every appraisal and every comp on that appraisal. And that goes back to my comment about the difference in sub-neighborhoods and intimately knowing your markets.

That way we know that we are comfortable with the collateral and not only what’s around it but the comps that go along with it. Get our title insurance and all that stuff, and then we do this in a responsive manner. We usually have a term sheet out to someone within two business days of receiving preliminary information. And then once we get all final underwriting docs we can be closed within five business days. That velocity helps a borrower who might otherwise be waiting 30 or 60 days for bank financing.

Then once we get a loan in, the way we service our loans is important. Construction draws work off a pre-approved construction budget. And the average time, the last time we measured it was two business days from the time a person put in for a construction draw until the time it was funded. During that time we have sent a third party inspector out to make sure that the work that was being drawn, that the request was for, that work has been completed. That’s per an agreed upon construction budget that’s in the loan docs. The inspector says the work is done. If there’s a municipal inspection required, the city wants to make sure the electrical is signed off on. We get those. The inspector submits that. Our draw team makes sure that we have lien releases, so we know that our borrowers are paying the sub-contractors, that’s always a good thing. And then we wire money out. That process usually takes about two business days.

In a market where there’s a lot of demand for sub-contractors, that’s critical. If you know that you can get your electrician paid by Friday because you’re going to put in for a draw on Tuesday, we’re going to have the money out to you. That gives you comfort, helps you negotiate with your subs. Helps you take advantage of vendor discounts and it makes sure that electrician doesn’t walk off the job and go down the street.

Slide 23 talks about our portfolio at June 30. You see that for sale residential is approximately 39%, for rent residential 19% and horizontal development 20%. I’m going to add the horizontal development component and the for sale residential together. That development might spill over into the for rent also. But as I said that’s us helping someone that is going to be a vertical construction borrower of ours complete their work. We don’t want to do a development where we’re going to help them get finished lots and then sell to a national home builder. Our borrower might sell half, get his basis paid way down and then build the other half with us. But we really are creating inventory for our borrowers.

Slide 24 is a little bit of that on a different level. By loan purpose you see that most of our business, approximately 70%, is vertical construction, 19% is development, and then investment – which includes the kind of bridge lending that we might do on a commercial piece of property that I talked about, as well as raw land where a developer may be entitling a site for future development.

Slide 25 shows our portfolio as of June 30. Our entire portfolio started in Washington, Oregon, and Idaho, and most of our business was in Washington. You see that’s gotten to be a smaller piece of the pie as Utah and Colorado and Texas have grown. The part of this that excites me is the 12% Other, as this goes back to the Southeast and the Mid-Atlantic region where we expect significant growth over the coming years, while continuing to grow the Mountain West and Northwest regions.

Slide 26, loan term and size. That upper part that’s just kind of a nice bell curve that shows most of our loans are in the six to 18 month range. We have some outliers, there are reasons for those, and we have outliers on the small side, the guy that’s building a small spec starter home and gets those done quickly. Importantly, every 12 months we re-underwrite the loan. So when you see these loans that are 24 to 30 months, 30 months plus, those aren’t us pretending we’ve got a good loan and leaving it on the books. They have been re-underwritten. We make sure we get new financial statements from the borrower that we get an updated appraisal, so that we are within our 65%. If we aren’t, the borrower has to solve that problem. They either pay us off or they bring in additional equity to get it back within a 65% range, or we have to start a foreclosure. So there isn’t a loan that’s sitting on the books that is not performing.

Then on loan size you see that we’ve got some larger loans. The sweet spot I think is about $4 million. And they get skewed. The smaller loans, we’ve got 81 that are less than a million dollars and 30 that are over $10 million. And that’s just because as we’ve grown, been able to do larger loans. The nice part about those is that they bring with them third party general contractors as well as larger and better capitalized borrowers.

Steve Haggerty (Trinity):
So now we’re on slide 27, back to our investment highlights. And I think based on what Jeff just explained about the business, you can see why we’re really excited about what we’re creating here through the merger. I mean we have a lender that is making short duration, high yielding loans, that represent an annualized weighted average all-in loan rate of 16.8% as of June 30, all secured by a first lien, all with a personal guarantee. And subject to the disciplined underwriting standard of Jeff and his team. And with a track record and minimal losses that show that it’s working. Back to the three themes I asked you to focus on, we’ve got first a high yielding business which we expect to generate a significant dividend out the gate and have the capacity to keep growing that dividend. All done without the use of third-party leverage.

Second we’ve got this differentiating factor which is a structure that’s an internalized management platform. We think of this as an operating business. And that leads to better alignment with our shareholders. It also leads to the potential for driving dividend growth. You’re continuing to raise and manage outside private capital, but now for the benefit of the public shareholders.

And finally this is a business that’s truly cash constrained. Jeff spoke about the different regions and you can see that very few of the assets are deployed in Mid-Atlantic or in the South. Those funds are recently launched, and that’s why we’re very optimistic about the pipeline of opportunities in those regions and we know Broadmark has an active pipeline in the existing large regions, in the Pacific Northwest, Colorado and Texas.

So if you move to slide 29, it’s a summary financial overview. Very quickly here on the top left corner you’ll just see the historical revenue growth. Revenue is made up of two components here. Interest income on loans and fee income, which is largely origination fees. If you look to the right of the chart you’ll see in 2020 and 2021 we’ve started to layer in a new fee stream, a management fee stream. This is that fee coming off the private REIT that we intend to start raising in 2020. Our assumption is that we raise $20 million a month in that new private vehicle. Historically Broadmark has raised more than that on a monthly basis. We feel good about that being a conservative assumption, you can see similarly the earnings growth on the top right. And on the bottom you’ll see presentation of the company’s return on equity as measured against book value. Clearly we think there is a very appealing profile there, as a result of all the things that Jeff discussed.

I think we can move right through slide 30. We hit on the idea of how we expect to grow dividends and drive book value here. If you move into section three, slide 32 we have a transaction structure chart. The only thing I’d just point out is the dotted ovals on the bottom right, that’s the future private capital we keep referencing. Otherwise, I think this is self-explanatory.

Slide 33 gives a transaction summary. Top left speaks to our capitalization. We’re going to have about 140 million shares outstanding, assuming no SPAC redemptions. There will be 46 million Warrants outstanding convertible into approximately 16 million shares after our warrant amendment is approved, which is a condition to our close. Bottom left shows the sources and uses.  Assuming we have all of our Trinity shareholders electing into the deal, there will be $230 million cash on the balance sheet available to deploy into the business and to help fund this pipeline that Jeff’s referenced. Our model assumes it takes us two quarters to get that capital invested. We feel quite optimistic about that based on Broadmark’s  pipeline.

Top right illustrates projected summary financials, All of which, I’ll just draw you to the bottom, assuming 95% payout ratio in 2020 and no SPAC redemptions, we are anticipating an initial annual dividend in the range of $1.15 to $1.20 which against our reference price at $10.45 represents an initial yield of 11 to 11.5%. Bottom right shows the expected ownership makeup post close. You’ll see that Broadmark’s unit holders will own approximately 60% of the business. These are all the members who have had an opportunity to redeem from the Broadmark lending companies, we’re not forcing public shares on anybody. But you have a nice diversified shareholder base out the gate, just based on their members. Trinity public shareholders will own about a quarter of the business. Farallon own a little bit more than 5% of the business, by virtue of their PIPE. Management will own close to 5% of the business and Trinity sponsor will be own about 3.5%.

So last slide of the presentation, 34 displays our key metrics out against our peer group. We have details in the appendix. You’ll see our projected annual dividend yield – subject to board approval of dividends - is 275 basis points or more wide of the peer set, based upon our estimated reference price of $10.45. And again on the bottom right, not to keep hammering on it, but Broadmark uses no leverage. There’s not a comp out there that doesn’t rely on leverage to get their dividend yield. We think that’s a pretty significant distinction. Price to book, at the exchange price is a little bit north of 1.1 times which also compares favorably to other the internally managed peers. And I think with that we’ll conclude.

Additional Information

In connection with the proposed transaction, Trinity Sub Inc., a Maryland corporation which will change its name to Broadmark Realty Capital Inc. at the completion of the transaction (“Broadmark Realty”), has filed a Registration Statement on Form S-4, which includes a preliminary joint proxy statement/prospectus.  The Registration Statement on Form S-4 remains subject to further amendment and completion.  Following the time the Registration Statement on Form S-4 is declared effective by the Securities and Exchange Commission (“SEC”) and the setting of a record date established for voting on the proposed transaction, Trinity Merger Corp. (“Trinity”) and Broadmark (as defined herein) will mail the definitive joint proxy statement/prospectus and other relevant documents to their stockholders, warrant holders and members, as applicable.  Investors and security holders of Trinity and Broadmark are advised to read the preliminary joint proxy statement/prospectus, and any amendments thereto, and, when available, the definitive joint proxy statement/prospectus in connection with Trinity’s solicitation of proxies for its special meetings of stockholders and warrant holders and Broadmark’s solicitation of proxies for its special meeting of members of each Company (as defined herein), in each case to be held to approve the proposed transaction because the joint proxy statement/prospectus contains important information about the proposed transaction and the parties to the proposed transaction.  Stockholders and warrant holders will also be able to obtain copies of the Registration Statement and joint proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Trinity Merger Corp., 55 Merchant Street, Suite 1500, Honolulu, HI 96813.  Broadmark members will also be able to obtain copies of the Registration Statement and joint proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by request to Pyatt Broadmark Management, LLC, 1420 Fifth Avenue, Suite 2000, Seattle, WA 98101, Attn:  Adam Fountain.

Participants in the Solicitation

Trinity, Broadmark Realty and Broadmark and their respective directors, executive officers, other members of management, employees and others acting on their behalf, under SEC rules, may be deemed to be participants in the solicitation of proxies of Trinity’s stockholders and warrant holders and Broadmark’s members in connection with the proposed transaction.  Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Trinity’s directors and officers in Trinity’s filings with the SEC, including Trinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019, and the names and interests in the proposed transaction of Broadmark’s directors and managers, disclosed in the joint proxy statement statement/prospectus relating to the proposed business combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions.  These forward-looking statements include statements regarding Trinity’s industry, future events, the proposed transaction among Trinity, Broadmark Realty, Trinity Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Broadmark Realty, Trinity Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Broadmark Realty, PBRELF I, LLC, a Washington limited liability company (“PBRELF”), BRELF II, LLC, a Washington limited liability company (“BRELF II”), BRELF III, LLC, a Washington limited liability company (“BRELF III”), BRELF IV, LLC, a Washington limited liability company (“BRELF IV” and, together with PBRELF, BRELF II and BRELF III, the “Companies” and each a “Company”), Pyatt Broadmark Management, LLC, a Washington limited liability company (“MgCo I”), Broadmark Real Estate Management II, LLC, a Washington limited liability company (“MgCo II”), Broadmark Real Estate Management III, LLC, a Washington limited liability company (“MgCo III”), and Broadmark Real Estate Management IV, LLC, a Washington limited liability company (“MgCo IV” and, together with MgCo I, MgCo II, MgCo III, and the Companies and their respective subsidiaries, “Broadmark”), the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts.

These statements are based on the current expectations of each of Trinity’s and Broadmark’s management and are not predictions of actual performance.  These statements are subject to a number of risks and uncertainties regarding Trinity’s and Broadmark’s respective businesses and the transaction, and actual results may differ materially.  These risks and uncertainties include, but are not limited to, changes in the business environments in which Trinity and Broadmark operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industries in which Trinity and Broadmark operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Trinity’s or Broadmark’s management teams; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the approvals of the stockholders of Trinity or of the members of Broadmark or a contemplated amendment to Trinity’s outstanding warrants is not obtained; failure to complete the previously disclosed contemplated PIPE financing expected to be completed in connection with the business combination; failure of Broadmark Realty to qualify as a REIT; failure of Broadmark Realty to obtain approval to list its common stock on the NYSE or maintain its listing on the Nasdaq Capital Market; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of Trinity and Broadmark; uncertainty as to the long-term value of Broadmark Realty’s common stock; and those discussed in Trinity’s Annual Report on Form 10-K for the year ended December 31, 2018 under the heading “Risk Factors”, as updated from time to time by Trinity’s Quarterly Reports on Form 10-Q and other documents of Trinity on file with the SEC or in the joint proxy statement/prospectus relating to the proposed business combination.  There may be additional risks that Trinity and Broadmark presently do not know or that Trinity and Broadmark currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.  In addition, forward-looking statements provide Trinity’s and Broadmark’s expectations, plans or forecasts of future events and views as of the date of this communication.  Trinity and Broadmark anticipate that subsequent events and developments will cause such parties’ assessments to change.  However, while Trinity and Broadmark may elect to update these forward-looking statements at some point in the future, both Trinity and Broadmark specifically disclaim any obligation to do so.  These forward-looking statements should not be relied upon as representing Trinity’s and Broadmark’s assessments as of any date subsequent to the date of this communication.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Trinity’s and Broadmark’s overall business, including those more fully described in Trinity’s and Broadmark Realty’s filings with the SEC, including, without limitation, the joint proxy statement/prospectus, as may be amended from time to time.  Forward-looking statements are not guarantees of performance, and speak only as of the date made, and none of Trinity or its management or Broadmark or its management undertakes any obligation to update or revise any forward-looking statements except as required by law.